

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 28, 2023

Thomas P. Gallagher
Chief Executive Officer
Miami International Holdings, Inc.
7 Roszel Road, Suite 1A
Princeton, NJ 08540

      Re: Miami International Holdings, Inc.
          Amendment No. 9 to
          Draft Registration Statement on Form S-1
          Submitted December 6, 2023
          CIK No. 0001438472

Dear Thomas P. Gallagher:

      We have reviewed your amended draft registration statement and have the following comments.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 11, 2023 letter.

Amendment No. 9 to Draft Registration Statement on Form S-1

Risk Factors
Risks Relating to Crypto-Asset Custodial Arrangements
Crypto-asset custodial solutions and related technology, page 37

1.   We note your response to prior comment 3 and related revised disclosure. Please revise to further clarify the distinction between warm wallets and hot wallets. In this regard, we note your disclosure that warm wallets primarily hold private keys online and accept deposits automatically but require human involvement to initiate sweeps to hot wallets or cold wallets, whereas hot wallets primarily hold private keys online but require human involvement to initiate withdrawals. In particular, it is unclear whether the only permitted

withdrawals from warm wallets are sweeps to hot or cold wallets, and whether hot wallets also accept deposits automatically.

Risks Related to Legal and Regulatory Matters

Regulatory action adversely affecting proprietary products, page 50

2.   We note your response to prior comment 1 and that absent the issuance of a New Exemptive Order from the SEC, the SPIKES Futures product will cease trading on MGEX at close of trading on December 29, 2023. We also note your disclosure on page 172 that trading on the NYSE Arca for the shares of SPKX and SPKY was suspended at the close of trading on November 14, 2023, and each fund ceased operations, liquidated its assets and distributed the liquidation proceeds to shareholders on November 27, 2023. Please revise to describe any impact these cessations have had or may have on or disruption to your business or financial condition.

Industry Overview

U.S. Futures, Options on Futures and Swaps Markets, page 155

3.   We note your disclosure here and elsewhere that MGEX serves as the exclusive venue for the clearing of two physically-settled Bitcoin futures contracts and one option on a futures contract listed for trading on the Bitnomial Exchange (a Bitcoin derivatives exchange). We also note that CFTC recently approved an order granting Bitnomial Clearinghouse, LLC registration as a DCO under Section 5b of the Commodity Exchange Act. Please update your disclosure to include this recent development.

4.   We note your disclosure here and elsewhere that investors onboard directly with the LedgerX clearing and trading platforms and not through an FCM. We also note the CFTC's recent approval of a rule proposing regulations to provide protections for clearing member funds and assets held by a DCO. Please update your disclosure here and in the risk factors section to include this recent development.

Underwriting, page 275

5.   Please revise your disclosure to confirm that the underwriters and their affiliates have only engaged in, and will only engage in, such activities in accordance with the limitations and restrictions of Rules 101 and 102 of Regulation M.

   Please contact Kate Tillan at 202-551-3604 or Michelle Miller at 202-551-3368 if you have questions regarding comments on the financial statements and related matters. Please contact Lulu Cheng at 202-551-3811 or Sonia Bednarowski at 202-551-3666 with any other questions.

          Sincerely,

          Division of Corporation Finance
          Office of Crypto Assets

cc: Herbert F. Kozlov